Exhibit 2.1

CONTRIBUTION, CONVEYANCE AND ASSUMPTION AGREEMENT

dated as of October 28, 2016

By and Among

DOMINION RESOURCES, INC.,

as Parent,

QPC HOLDING COMPANY

as Contributor,

and

DOMINION MIDSTREAM PARTNERS, LP,

as Acquirer

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TABLE OF CONTENTS

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TABLE OF CONTENTS

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EXHIBITS

Exhibit A	Form of Assignment of Membership Interests

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CONTRIBUTION, CONVEYANCE AND ASSUMPTION AGREEMENT

This Contribution, Conveyance and Assumption Agreement (this “Agreement”), dated as of October 28, 2016 (the “Effective Date”), is made by and among DOMINION RESOURCES, INC., a Virginia corporation (“Parent”), QPC HOLDING COMPANY, a Utah corporation (“Contributor”), and DOMINION MIDSTREAM PARTNERS, LP, a Delaware limited partnership (“Acquirer”).

RECITALS

A. Contributor owns 100% of the issued and outstanding membership interests (the “Interests”) of Questar Pipeline, LLC, a Utah limited liability company and successor by statutory conversion to Questar Pipeline Company, a Utah corporation (the “Company”).

B. The Company owns 100% of the issued and outstanding membership interests of (i) Questar Overthrust Pipeline, LLC (“Questar Overthrust Pipeline”), (ii) Questar White River Hub, LLC (“Questar White River Hub”) and (iii) Questar Field Services, LLC (“Questar Field Services”), each a Utah limited liability company.

C. Questar White River Hub owns 50% of the issued and outstanding membership interests of White River Hub, LLC (“White River Hub”), a Delaware limited liability company.

D. Contributor intends to contribute all of Contributor’s right, title and interests in the Interests to Acquirer, and for Acquirer to become the sole member of the Company, in exchange for the Consideration and subject to the terms and conditions set forth in this Agreement.

E. The Company and each Company Subsidiary (other than White River Hub) is an entity that is disregarded as separate from Contributor pursuant to United States Treasury Regulations Section 301.7701-3(b)(1)(ii) and, accordingly, for United States federal income tax purposes, all of their respective assets and liabilities are treated as those of Contributor and Contributor is treated as transferring such assets and liabilities to Acquirer.

NOW THEREFORE, in consideration of the premises and the agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. For the purposes of this Agreement, the following words and phrases shall have the following meanings:

“Acquired Assets” has the meaning set forth in Section 3.9(b).

“Acquirer” has the meaning set forth in the first paragraph of this Agreement.

“Acquirer Conflicts Committee” means the Conflicts Committee of the Board of Directors of Dominion Midstream GP, LLC, a Delaware limited liability company and the general partner of Acquirer.

“Acquirer Debt” has the meaning set forth in Section 5.3(a).

“Acquirer Indemnified Parties” has the meaning set forth in Section 7.1(a).

“Acquirer Material Adverse Effect” means any change or effect resulting from events, actions, inactions or circumstances that, individually or in the aggregate, prevents, restricts or delays the ability of Acquirer to perform its obligations under the Transaction Documents or to consummate the Contemplated Transactions.

“Acquirer’s Knowledge” means the actual knowledge of Mark O. Webb after due inquiry. For purposes of the foregoing definition, “due inquiry” shall mean (i) a reasonable investigation of documents in the files of the applicable Person and (ii) reasonable inquiry of those employees of, or Persons performing similar functions for, Acquirer or its Affiliates, who have responsibility for the matter as to which a particular representation or warranty relates.

“Action” means any claim, action, suit or proceeding (including any arbitration proceeding) by or before any Governmental Authority.

“Adverse Consequences” means all losses, damages, penalties, awards, fines, costs (including court costs and investigative and remedial costs), amounts paid in settlement, liabilities, obligations, Taxes, Liens, fees and expenses (including reasonable attorneys’ and accountants’ fees).

“Affiliate” means any Person in control or under control of, or under common control with, another Person. For purposes of the foregoing, “control,” with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise, and specifically with respect to a corporation, partnership or limited liability company, means direct or indirect ownership of more than 50% of the voting securities in such corporation or of the voting interest in a partnership or limited liability company. For purposes of this Agreement, Acquirer shall be deemed not to be an Affiliate of Parent or Contributor, and vice versa.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Assignment of Membership Interests” means that certain Assignment of Membership Interests, to be dated as of the Closing Date, between Contributor and Acquirer, in the form attached hereto as Exhibit A.

“Balance Sheet Date” has the meaning set forth in Section 3.14(b).

“Basic Cap” has the meaning set forth in Section 7.3(a).

“Basic Representations” has the meaning set forth in Section 7.2.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in New York, New York are authorized or required by Law or executive order to be closed.

“Cash Consideration” has the meaning set forth in Section 2.2(c).

“Closing” has the meaning set forth in Section 6.1.

“Closing Date” has the meaning set forth in Section 6.1.

“Code” means the Internal Revenue Code of 1986, as amended, in effect as of the Closing.

“Company” has the meaning set forth in Recital A.

“Company Material Contract” means (i) any contract which was required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or (ii) any Contract, including any joint development or operating agreement, partnership or other similar agreement or arrangement, any gathering, processing, development, production, cost-of-service or similar agreement, any futures contract, option contract or other derivative transaction, any transportation or storage contract, any throughput contract or any agreement relating to long term indebtedness, that relates to or involves future expenditures, receipts or payments by the Company or any Company Subsidiary of more than $20,000,000.00 in any one (1) year period that cannot be terminated on less than 90 days’ notice without material payment or penalty.

“Company Subsidiary” means each of Questar Overthrust Pipeline, Questar White River Hub, Questar Field Services and White River Hub.

“Consideration” has the meaning set forth in Section 2.2.

“Contemplated Transactions” means the transactions contemplated by the Transaction Documents.

“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement, in any form, including whether written or oral.

“Contributor” has the meaning set forth in the first paragraph of this Agreement.

“Contributor Indemnified Parties” has the meaning set forth in Section 7.1(b).

“Contributor Parties” means Parent and Contributor and “Contributor Party” means Parent or Contributor as applicable.

“Contributor’s Knowledge” means the actual knowledge of James R. Chapman, Steven D. Ridge, David M. Curtis, Ronald S. Jorgensen, and Shelley Wright-Kendrick, after due inquiry. For purposes of the foregoing definition, “due inquiry” shall mean (i) a reasonable investigation of documents in the files of the applicable Person and (ii) reasonable inquiry of those employees of, or Persons performing similar functions for, the Contributor Parties or their Affiliates, who have responsibility for the matter as to which a particular representation or warranty relates.

“Debt Financed Cash Consideration” has the meaning set forth in Section 5.3(a).

“Deductible” has the meaning set forth in Section 7.3(b).

“Delaware LP Act” means the Delaware Revised Uniform Limited Partnership Act.

“DM Common Unit” has the meaning assigned to the term “Common Unit” in the DM Partnership Agreement.

“DM Convertible Preferred Units” has the meaning assigned to the term “Series A Preferred Units” in the DM Partnership Agreement.

“DM Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of Acquirer, dated as of October 20, 2014, as the same shall have been amended and restated on or prior to the Closing Date pursuant to a Second Amended and Restated Agreement of Limited Partnership of Acquirer in substantially the form provided to Contributor prior to the Effective Date (the “Second Restated DM Partnership Agreement”).

“DMHC II” has the meaning set forth in Section 3.19.

“DMHC III” has the meaning set forth in Section 3.19.

“DMHC Existing Units” has the meaning set forth in Section 3.19.

“Effective Date” has the meaning set forth in the first paragraph of this Agreement.

“Environmental Laws” means all Laws relating to (a) pollution or protection of the environment, natural resources or threatened, endangered or otherwise protected species, (b) any Release or threatened Release of, or any exposure of any Person or property to, any Hazardous Substance and (c) the generation, manufacture, processing, distribution, use, treatment, storage, transport or handling of any Hazardous Substance, including, without limitation, the federal Comprehensive Environmental Response, Compensation, and Liability Act, the Superfund Amendments Reauthorization Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Oil Pollution Act, the Safe Drinking Water Act, the Hazardous Materials Transportation Act, the Natural Gas Pipeline Safety Act, the Pipeline Safety, Regulatory Certainty and Jobs Creation Act of 2011, and any regulations promulgated thereunder, any state or local counterpart laws or regulations and other environmental conservation and protection laws, each as amended through and existing as of the Closing Date.

“Financial Statements” has the meaning set forth in Section 3.14(a).

“FERC” means the Federal Energy Regulatory Commission.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any foreign, federal, state, local, county, municipal, provincial, multinational government or other governmental or quasi-governmental authority or regulatory body, court, tribunal, arbitrating body, governmental department, commission, board, body, self-regulating authority, bureau or agency, as well as any other instrumentality or entity designated to act for or on behalf of any of the foregoing.

“Hazardous Substance” means (a) any substance that is designated, defined or classified as a hazardous waste, hazardous material, pollutant, contaminant or toxic or hazardous substance, or terms of similar meaning, or that is otherwise regulated under any Environmental Laws, including, without limitation, any hazardous substance as such term is defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, (b) petroleum, petroleum products, natural gas, crude oil, gasoline, fuel oil, motor oil, waste oil, diesel fuel, jet fuel and other petroleum hydrocarbons, whether refined or unrefined, and (c) radioactive materials, asbestos, whether in a friable or a non-friable condition, and polychlorinated biphenyls.

“Interests” has the meaning set forth in Recital A.

“Interim Period” has the meaning set forth in Section 5.1(a).

“Law” means any applicable constitutional provision, statute, ordinance or other law, rule, regulation, or interpretation of any Governmental Authority and any decree, injunction, stay, judgment, order, ruling, decision, assessment or writ.

“Liens” means liens, charges, security interests, restrictions, options, pledges, claims or encumbrances of any nature, excluding restrictions arising under applicable law and the Organizational Documents of the Company and the Company Subsidiaries.

“Loan Financing Sources” shall mean the Persons (including lenders, agents and arrangers) that have committed to provide or otherwise entered into agreements in connection with the third party debt financing contemplated by the Term Loan Agreement, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates or Representatives involved in the Term Loan Agreement and their respective successors and assigns.

“Material Adverse Effect” means any change or effect resulting from events, actions, inactions or circumstances that, individually or in the aggregate, (a) is materially adverse to the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, excluding, in any case, (i) any change or effect resulting from conditions or developments in the economy, industry, financial markets, interest rates, securities markets, commodity markets or fuel markets generally applicable to the industry or the market in which the Company and the Company Subsidiaries participate, (ii) any change or effect resulting from the announcement of the execution of this Agreement (or any other agreement to be entered into pursuant to this Agreement), or the pendency of or consummation of the Contemplated Transactions, or the identity of Acquirer, and (iii) any change or effect resulting from any actions to be taken pursuant to or in accordance with this Agreement, or (b) prevents, materially restricts or materially delays the ability of the Contributor Parties to perform their obligations under the Transaction Documents or to consummate the Contemplated Transactions.

“Merger Agreement” has the meaning set forth in Section 3.8.

“New DM Common Units” has the meaning set forth in Section 2.2(b).

“New DM Convertible Preferred Units” has the meaning set forth in Section 2.2(a).

“New DM Units” means, collectively, the New DM Convertible Preferred Units and the New DM Common Units.

“Organizational Documents” means with respect to any Person, the certificate or articles of incorporation, organization, formation or limited partnership and the by-laws, the limited partnership agreement, the partnership agreement, the limited liability company agreement, the operating agreement or the trust agreement, or such other organizational documents of such Person, including those that are required to be registered or kept in the jurisdiction of incorporation, organization or formation of such Person and which establish the legal personality of such Person.

“Parent” has the meaning set forth in the first paragraph of this Agreement.

“Parties” means Acquirer, Contributor and Parent and “Party” means Acquirer, Contributor or Parent as applicable.

“Permits” means all permits, licenses, franchises, approvals, variances, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or authorizations of any Governmental Authority under any applicable Law.

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a union, a limited liability company, a trust, an unincorporated organization or a Governmental Authority or any other separate legal entity recognized pursuant to Law.

“Prudent Industry Practice” means those practices, methods, and acts that a nationally recognized owner, developer or operator of projects of good standing, at a particular time, in the exercise of prudent judgment in light of the facts known or that reasonably should have been known at the time a decision was made, would have taken to accomplish the desired result in a manner consistent with law, regulation, permits, codes, standards, equipment manufacturer’s recommendations, reliability, safety, environmental protection, economy, and expedition. “Prudent Industry Practice” does not necessarily mean the best practice, method, or standard of care, skill, safety and diligence in all cases, but is instead intended to encompass a range of acceptable practices, methods and standards.

“Questar Field Services” has the meaning set forth in Recital B.

“Questar Overthrust Pipeline” has the meaning set forth in Recital B.

“Questar White River Hub” has the meaning set forth in Recital B.

“Real Property Interests” has the meaning set forth in Section 3.9(a).

“Release” has the meaning set forth in 42 U.S.C. § 9601(22).

“Representatives” means, with respect to any Person, the professional (including financial) advisors, Loan Financing Sources, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by such Person or any of its controlled Affiliates, together with directors, officers, employees, agents and representatives of such Person and its controlled Affiliates.

“Second Restated DM Partnership Agreement” has the meaning set forth in the definition of “DM Partnership Agreement.”

“Securities Act” means the Securities Act of 1933, as amended.

“Straddle Period” has the meaning set forth in Section 5.2(c).

“Subsidiary Interests” means all of the issued and outstanding membership interests of each Company Subsidiary.

“Supplemental Cap” has the meaning set forth in Section 7.3(b).

“Tax” or “Taxes” means (a) any federal, state, local or foreign income tax, ad valorem tax, excise tax, sales tax, use tax, franchise tax, real or personal property tax, transfer tax, gross receipts tax or other tax, assessment, duty, fee, levy or other governmental charge, together with and including, any and all interest, fines, penalties, assessments, and additions to tax resulting from, relating to, or incurred in connection with any of those or any contest or dispute thereof; and (b) any liability for any item described in (a) payable by reason of contract, assumption, transferee liability, operation of law or otherwise.

“Tax Authority” means any Governmental Authority having jurisdiction over the payment or reporting of any Tax.

“Tax Return” means any return, declaration, report, statement, claim for refund, or other document, together with all amendments and supplements thereto (including all related and supporting information) required to be filed with or supplied to a Governmental Authority in respect of Taxes.

“Term Loan Agreement” means that certain $300,000,000 Term Loan Agreement dated as of the Effective Date, entered into by and between Acquirer and the lenders and other parties thereto, and guaranteed by Contributor.

“Transaction Documents” means this Agreement and the Assignment of Membership Interests.

“Transaction Financings” means cash proceeds to Acquirer from the transactions contemplated by each of (i) the Term Loan Agreement, (ii) the Unit Purchase Agreement, (iii) the Underwriting Agreement and (iv) other cash sources available to Acquirer, sufficient to pay the Cash Consideration and to complete the transactions contemplated by Section 6.2(f).

“Treasury Regulations” means the regulations promulgated by the Treasury Department under the Code, as in effect at the Closing.

“Underwriting Agreement” means that certain underwriting agreement by and between Acquirer and the underwriters party thereto, to be entered into prior to the Closing Date, providing for the offer and sale by Acquirer and purchase by the underwriters of DM Common Units.

“Unit Purchase Agreement” means that certain Series A Preferred Unit and Common Unit Purchase Agreement, dated as of October 27, 2016, by and among Acquirer and the Persons set forth on Schedule A thereto.

“White River Hub” has the meaning set forth in Recital C.

ARTICLE II

CONTRIBUTION, CONVEYANCE AND ASSUMPTION OF INTERESTS

Subject to the terms and conditions set forth in this Agreement:

Section 2.1 Contribution, Conveyance and Assumption of the Interests. At the Closing and for the consideration specified in Section 2.2 below, Contributor shall contribute, convey, transfer, assign and deliver to Acquirer all of the Interests in exchange for the consideration set forth in Section 2.2, and Acquirer shall acquire and accept from Contributor all of the Interests and shall become the sole member of the Company.

Section 2.2 Consideration. At the Closing, in exchange for the contribution of the Interests, Acquirer shall pay the consideration set forth in this Section 2.2 the total value of which shall be One Billion Two Hundred Ninety Million Dollars ($1,290,000,000) (the “Consideration”). The Consideration shall be payable at Closing as follows:

(a) Acquirer shall issue to Contributor a number of DM Convertible Preferred Units such that, when multiplying the number of such DM Convertible Preferred Units by the purchase price per DM Convertible Preferred Unit specified in the Unit Purchase Agreement, the result is $300 million, with any fractional DM Convertible Preferred Unit being rounded to the nearest whole number of DM Convertible Preferred Units (the “New DM Convertible Preferred Units”);

(b) Acquirer shall issue to Contributor a number of DM Common Units such that, when multiplying the number of such DM Common Units by the volume-weighted average trading price of a DM Common Unit on the New York Stock Exchange for the 10-day trading period ending on the trading day immediately preceding the Closing Date, the result is between $100 million and $425 million, with any fractional DM Common Unit being rounded to the nearest whole number of DM Common Units (the “New DM Common Units”); and

(c) Acquirer shall pay to Contributor an amount in cash equal to the difference between the Consideration and the agreed upon value of the consideration provided pursuant to Sections 2.2(a) and (b) above (the “Cash Consideration”), with such Cash Consideration to be sourced by Acquirer from proceeds of the Transaction Financings, including at least $300 million sourced solely from proceeds of the Acquirer Debt.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CONTRIBUTOR

The Contributor Parties hereby, jointly and severally, represent and warrant to Acquirer as follows:

Section 3.1 Organization; Qualification and Power.

(a) Parent is a corporation, duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia, and has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions.

(b) Contributor is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Utah, and has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions.

(c) The Company and each Company Subsidiary (other than White River Hub) is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Utah. White River Hub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(d) The Company and each Company Subsidiary has all requisite limited liability company power and authority to own, lease and operate its assets and to conduct its business as now conducted. The Company and each Company Subsidiary is duly licensed or qualified to transact business as a foreign limited liability company in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification, except in those jurisdictions where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect.

Section 3.2 Authorization; Validity.

(a) The execution and delivery by each of the Contributor Parties of this Agreement and the other Transaction Documents to which each of the Contributor Parties is a party, and the performance by each of the Contributor Parties of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action.

(b) This Agreement, and at the Closing the other Transaction Documents to which each of the Contributor Parties is a party, have been (or will be) duly executed and delivered by the applicable Contributor Party and, assuming that such agreements constitute valid and binding agreements of the other parties thereto, are (or will be) enforceable against the applicable Contributor Party in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

Section 3.3 No Conflict. The execution and delivery by each of the Contributor Parties of this Agreement and the other Transaction Documents to which each of the Contributor Parties is a party do not, and the performance by each Contributor Party of its obligations hereunder and thereunder and the consummation by each Contributor Party of the Contemplated Transactions will not:

(a) conflict with or violate any terms, conditions or provisions of the Organizational Documents of any Contributor Party, the Company or any Company Subsidiary;

(b) conflict with or violate any term or provision of any Law applicable to any Contributor Party, the Company or any Company Subsidiary, except for such conflicts or violations which would not reasonably be expected to result in a Material Adverse Effect; or

(c) conflict with or constitute (with due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any written contract that is legally binding by which any Contributor Party, the Company, any Company Subsidiary or any of their respective assets or properties are bound, except such conflicts or defaults (or rights of termination, cancellation or acceleration) which would not reasonably be expected to result in a Material Adverse Effect.

Section 3.4 Capitalization.

(a) Contributor is the sole member of the Company and owns all of the Interests. All of the Interests have been duly authorized, validly issued and fully paid, are nonassessable and held of record by Contributor, free and clear of all Liens. The Interests are not represented by a certificate or other instrument. Immediately after the Closing, the Acquirer will have good and valid record and beneficial title to the Interests free and clear of all Liens and be the sole member of the Company.

(b) The Company is the sole member of each Company Subsidiary (other than White River Hub) and owns all of the Subsidiary Interests (other than the Subsidiary Interests of White River Hub). Questar White River Hub is a member of White River Hub and owns 50% of the Subsidiary Interests of White River Hub. To Contributor’s

Knowledge, Enterprise White River Hub, LLC owns 50% of the Subsidiary Interests of White River Hub and is a member of White River Hub. All of the Subsidiary Interests (other than the Subsidiary Interests of White River Hub) have been duly authorized, validly issued and fully paid, are nonassessable and held of record by Contributor, free and clear of all Liens. The Subsidiary Interests of White River Hub held by Questar White River Hub have been duly authorized, validly issued and fully paid, are nonassessable and held of record by Questar White River Hub, free and clear of all Liens. Immediately after the Closing, Acquirer will have, via its ownership of the Company, good and valid title to the Subsidiary Interests (other than the Subsidiary Interests of White River Hub) free and clear of all Liens and be the indirect owner of 100% of the membership interests of each Company Subsidiary. Immediately after the Closing, Acquirer will have, via its ownership of the Company, good and valid title to 50% of the Subsidiary Interests of White River Hub free and clear of all Liens and be the indirect owner of 50% of the membership interests of White River Hub.

(c) Other than Questar Overthrust Pipeline, Questar Field Services and Questar White River Hub, the Company does not own any equity interests in any Person. Questar Overthrust Pipeline and Questar Field Services do not own any equity interests in any Person. Other than White River Hub, Questar White River Hub does not own any equity interests in any Person.

(d) Neither the Company nor any Company Subsidiary has any obligation to make any investment (in the form of a capital contribution or otherwise) in any Person other than obligations that will require the prior consent of the Company, a Company Subsidiary or a member of a management committee of a Company Subsidiary appointed by the Company or a Company Subsidiary.

(e) Except for those arising under the Organizational Documents of White River Hub, there are (i) no authorized or outstanding subscriptions, warrants, options, convertible securities or other rights (contingent or otherwise) to purchase or otherwise acquire from the Company or any Company Subsidiary any equity interests of or in the Company or any Company Subsidiary; (ii) no commitments on the part of the Company or any Company Subsidiary to issue subscriptions, warrants, options, convertible securities, membership interests or other similar rights; and (iii) no equity interests of the Company or any Company Subsidiary reserved for issuance for any such purpose. Neither the Company nor any Company Subsidiary has any obligation (contingent or other) to purchase, redeem or otherwise acquire any of its equity securities. Except for this Agreement, there is no voting trust or agreement, stockholders agreement, pledge agreement, buy-sell agreement, right of first refusal, preemptive right or proxy relating to any equity interests of the Company.

Section 3.5 Compliance with Laws; Litigation. Between January 31, 2016 and September 16, 2016, to Contributor’s Knowledge, and since September 16, 2016, the Company and each Company Subsidiary has been in compliance with all Laws applicable to it except where any such non-compliance would not reasonably be expected to have a Material Adverse Effect. Between January 31, 2016 and September 16, 2016, to Contributor’s Knowledge, and since September 16, 2016, there are no new pending or, to Contributor’s Knowledge, threatened,

Actions against the Contributor Parties, the Company or any Company Subsidiary, at law or in equity, or before or by any Governmental Authority, relating to or affecting the Company or any Company Subsidiary, the business of the Company or any Company Subsidiary, assets of the Company or any Company Subsidiary or the ownership and operation of the Interests, in each case which would reasonably be expected to have a Material Adverse Effect. To Contributor’s Knowledge, the Company and each Company Subsidiary hold, and are in compliance with, all Permits required by Law for the conduct of their respective businesses as they are now being conducted, except as would not reasonably be expected to have a Material Adverse Effect.

Section 3.6 Consents and Approvals. No filing, application or registration with, or consent, authorization or approval of or other action by, any third Person is, or will be, necessary for the valid execution and delivery by the Contributor Parties of this Agreement or the other Transaction Documents to which each applicable Contributor Party is a party, the performance by each Contributor Party of its obligations hereunder or thereunder or the consummation by the Contributor Parties or the Company of the Contemplated Transactions, except where the failure to make or obtain such filings, applications, registrations, consents, authorizations or approvals would not reasonably be expected to have a Material Adverse Effect.

Section 3.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Acquirer or the Company in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Contributor Parties.

Section 3.8 Questar Merger. To Contributor’s Knowledge, Questar Corporation (which is now known as Dominion Questar Corporation) did not breach any representation or warranty or fail to comply with any covenant or agreement set forth in that certain Agreement and Plan of Merger dated as of January 31, 2016 (the “Merger Agreement”) by and among Parent, Diamond Beehive Corp., and Questar Corporation with respect to the Company or any Company Subsidiary. The Transactions contemplated by the Merger Agreement closed on September 16, 2016.

Section 3.9 Assets.

(a) Except as would not reasonably be expected to have a Material Adverse Effect, the Company, each Company Subsidiary (other than White River Hub) and, to Contributor’s Knowledge, White River Hub, owns and has either good and valid title in fee or a valid leasehold interest, consent, easement, right of way, permit, license or other rights to the real property interests and buildings, structures and other improvements thereon and fixtures thereto (the “Real Property Interests”) reasonably necessary to permit it to conduct its business as currently conducted, free and clear of any Liens. Since September 16, 2016, the Company has not sold or otherwise transferred any assets that are material to the business of the Company.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the Company, each Company Subsidiary (other than White River Hub) and, to Contributor’s Knowledge, White River Hub, owns and has good and valid title to, or, in the case of leased assets, a valid and marketable leasehold interest in, or, in the case of licensed assets, a valid license to, any and all material equipment, facilities and other tangible and intangible assets and rights used by or held for use by or in connection with the business of the Company and each Company Subsidiary as currently conducted (the “Acquired Assets”), free and clear of any Liens. Between January 31, 2016 and September 16, 2016, to Contributor’s Knowledge, and since September 16, 2016, the tangible Acquired Assets have been maintained in accordance with Prudent Industry Practice. Except as would not reasonably be expected to have a Material Adverse Effect, to Contributor’s Knowledge, the tangible Acquired Assets that are material to the business of the Company and the Company Subsidiaries are in good repair and proper operating condition.

(c) The Acquired Assets and the Real Property Interests, taken as a whole, constitute all of the assets the use or benefit of which are necessary and sufficient for the operation of the business of the Company and each Company Subsidiary as currently conducted.

Section 3.10 Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, between January 31, 2016 and September 16, 2016, to Contributor’s Knowledge, and since September 16, 2016: (a) the Company and each Company Subsidiary has been and are in compliance with all applicable Environmental Laws, (b) there are no new Actions relating to or arising under Environmental Laws that are pending or, to Contributor’s Knowledge, threatened against the Company or any Company Subsidiary, (c) neither the Company nor any Company Subsidiary has received any written notice of, or entered into any order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations relating to or arising under Environmental Laws or Permits; (d) all Permits, if any, required to be obtained or filed by or on behalf of the Company or each Company Subsidiary under any Environmental Laws in connection with its current assets, operations and business have been duly obtained or filed and are valid and currently in effect; and (e) there has been no Release of any Hazardous Substance into the environment (i) at, on, under, within or from the transferred assets, or (ii) by the Company, each Company Subsidiary or a third party, in connection with the operation or use of the transferred assets, except in compliance with applicable Environmental Laws.

Section 3.11 Tax Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, between January 31, 2016 and September 16, 2016, to Contributor’s Knowledge, and since September 16, 2016:

(a) The Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete.

(b) The Company and each Company Subsidiary has duly paid to Governmental Authorities, or made provision for the payment of, all Taxes that are due from them or that are not yet due but have been incurred by them.

(c) The Company and each Company Subsidiary has properly and timely withheld or collected and timely paid over to the appropriate Governmental Authority (or each is properly holding for such timely payment) all material amounts of Taxes required to be withheld, collected and paid over by applicable Law.

(d) No examination, audit, claim, assessment, levy, or administrative or judicial proceeding regarding any of the Company’s Taxes or Tax Returns is currently pending or has been proposed in writing or threatened, and no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any Company Subsidiary which has not been fully paid or adequately reserved.

(e) Neither the Company nor any Company Subsidiary has engaged in a transaction that constitutes a “listed transaction” for purposes of Section 6011 of the Code and the applicable treasury regulations promulgated thereunder.

(f) At Closing, the Company and the Company Subsidiaries (other than White River Hub) will be treated as disregarded entities for United States federal income tax purposes pursuant to Treasury Regulation Section 301.7701-2(c)(2)(i).

(g) There are no material Liens for Taxes upon any of the assets of the Company or of any Company Subsidiary, other than statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings.

(h) At the Closing Date, neither the Company nor any Company Subsidiary will be a party to any Tax sharing, Tax allocation or Tax indemnity agreement pursuant to which it is liable for the Taxes of any other Person other than Tax allocation or sharing agreements, if any, that the Company and/or any Company Subsidiary becomes subject to as a result of the transaction described in Section 2.1 of this Agreement, nor will the Company or any Company Subsidiary have any continued liability for the Taxes of any other Person pursuant to any such agreement to which any of them was a party prior to the Closing Date.

Section 3.12 Labor; Employee Benefits Matters. Neither the Company nor any Company Subsidiary will have any employees as of the Closing Date, nor are there are any actions, charges or investigations pending or, to Contributor’s Knowledge, threatened by or on behalf of any current or prior employee alleging violations of local, state or federal Laws relating to employment or labor practices, except as would not reasonably be expected to have a Material Adverse Effect. There are no strikes, lockouts, work stoppages, slowdowns or other material labor disputes against or affecting, in any material respect, the Company or any Company Subsidiary. There are no pending or, to Contributor’s Knowledge, threatened claims with respect to any material employee benefit plan program or arrangement currently or previously sponsored by the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary would be liable, except as would not reasonably be expected to have a Material Adverse Effect.

Section 3.13 Contracts.

(a) Each Company Material Contract is valid and binding on the Company and any Company Subsidiary party thereto, as applicable, and, to Contributor’s Knowledge, each other party thereto and is in full force and effect and enforceable in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, and general equitable principles, whether considered in a proceeding in equity or at law), except where the failure to be valid, binding, enforceable and in full force and effect, would not reasonably be expected to have a Material Adverse Effect.

(b) There is no material default (i) that occurred between January 31, 2016 and September 16, 2016, to Contributor’s Knowledge, and since September 16, 2016, on the part of the Company or any Company Subsidiary or (ii) to Contributor’s Knowledge, since January 31, 2016, on the part of any other Person, in each case, under any Company Material Contract. Between January 31, 2016 and September 16, 2016, to Contributor’s Knowledge, and since September 16, 2016, the Company and each Company Subsidiary has complied in all material respects with, and is in compliance in all material respects with, the provisions of each Company Material Contract to which it is a party.

(c) Each Company Material Contract constitutes a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, which is party thereto (and, to the Contributor’s Knowledge, each other Person party thereto), and is in full force and effect and enforceable against the Company or Company Subsidiary party thereto (and, to Contributor’s Knowledge, each other Person party thereto) in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity).

(d) Contributor has made available to Acquirer true, complete and correct copies of all Company Material Contracts (including all written amendments, modifications, extensions and renewals thereof).

Section 3.14 Financial Statements; Undisclosed Liabilities.

(a) Contributor has made available to Acquirer true and complete copies of the unaudited consolidated financial statements of the Company, in each case, consisting of a balance sheet for the period ending on the applicable Balance Sheet Date and the related statements of income for the period then ended (the “Financial Statements”). The Financial Statements were prepared in accordance with GAAP and fairly present, in all material respects, the financial position of the Company as of the applicable Balance Sheet Date (subject to the absence of notes and normal year-end adjustments which are not material, either individually or in the aggregate).

(b) To Contributor’s Knowledge, the Company does not have any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for liabilities (i) reflected or reserved against on the balance sheets of the Company as of June 30, 2016 (the “Balance Sheet Date”) (including the notes thereto), (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, or (iii) that are expressly permitted or not prohibited under Section 5.1(a) of this Agreement and that would not reasonably be expected to have a Material Adverse Effect.

Section 3.15 Management Projections and Disclosure.

(a) The projections and budgets provided to the Acquirer Conflicts Committee as part of the Acquirer Conflicts Committee’s review in connection with this Agreement and the other Transaction Documents and the Contemplated Transactions were prepared and delivered in good faith, are based on reasonable assumptions, are materially consistent with the Contributor Parties’ management’s current expectations regarding the business of the Company and are materially consistent with the provisions of the contracts affecting the business of the Company.

(b) No representation or warranty or other statement made by the Contributor Parties in this Agreement, in meetings with or presentations delivered to the Acquirer Conflicts Committee or in diligence communications with Acquirer Conflicts Committee’s legal counsel or financial advisor, in connection with the Contemplated Transactions, contains any untrue statement of material fact or omits to state a material fact necessary to make the statements in this Agreement or therein, in light of the circumstances in which they were made, not misleading in any material respect.

Section 3.16 Material Adverse Change. Since September 16, 2016, there has been no Material Adverse Effect.

Section 3.17 FERC. To Contributor’s Knowledge, the Company and each Company Subsidiary, as applicable, is in material compliance with all applicable orders and regulations of FERC that pertain to the businesses or operations of such entity. No approval of FERC is required in connection with execution of this Agreement by the Contributor Parties or the consummation by the Contributor Parties of the transactions contemplated hereby.

Section 3.18 Insurance. The Company and the Company Subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is available on commercially reasonable terms and generally maintained by companies engaged in the same or similar business and owning similar properties in the same general areas and in similar stages of development or operation, as applicable. All such insurance policies carried by or maintained for the benefit of the Company and the Company Subsidiaries (the “Insurance Policies”) are in full force and effect, all premiums in respect of such insurance have been paid in full when and as due and there is no material claim by or on behalf of any the Company and the Company Subsidiaries pending under any such policies as to which coverage has been denied or disputed by the underwriters of such policies. No notice of cancellation or non-renewal of any Insurance Policy, or any material changes that are required in the conduct of the Company and the Company Subsidiaries as a condition to the continuation of coverage under or renewal of any such Insurance Policy, has been received by Contributor, the Company, any Company Subsidiary or their respective Affiliates.

Section 3.19 DM Common Units. On the Effective Date, Dominion MLP Holding Company II, Inc. (“DMHC II”) and Dominion MLP Holding Company III, Inc. (“DMHC III”), each a Virginia corporation and wholly owned subsidiary of Parent, jointly own 6,656,839 DM Common Units (the “DMHC Existing Units”).

Section 3.20 No Other Representations. Except as set forth in this Article III, the Contributor Parties make no other representations or warranties with respect to the Contributor Parties, the Company or the Interests.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIRER

Acquirer hereby represents and warrants to Contributor as follows:

Section 4.1 Organization; Qualification and Power. Acquirer is a limited partnership, duly organized, validly existing and in good standing under the Laws of the State of Delaware, and, subject to the Second Restated DM Partnership Agreement becoming effective, has full limited partnership power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions.

Section 4.2 Authorization; Validity.

(a) The execution and delivery by Acquirer of this Agreement and the other Transaction Documents to which it is a party, and, subject to the Second Restated DM Partnership Agreement becoming effective, the performance by Acquirer of its obligations hereunder and thereunder, have been duly and validly authorized by all requisite limited partnership action on behalf of Acquirer.

(b) This Agreement, and at the Closing the other Transaction Documents to which it is a party, have been (or will be) duly executed and delivered by Acquirer and, assuming that such agreements constitute valid and binding agreements of the other parties thereto, are (or will be) enforceable against Acquirer in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

Section 4.3 No Conflict. Subject to the Second Restated DM Partnership Agreement becoming effective, the execution and delivery by Acquirer of this Agreement and the other Transaction Documents to which it is a party do not, and the performance by Acquirer of its obligations hereunder and thereunder and the consummation by Acquirer of the Contemplated Transactions will not:

(a) conflict with or violate any terms, conditions or provisions of the Organizational Documents of Acquirer;

(b) conflict with or violate any term or provision of any Law applicable to Acquirer, except for such conflicts or violations which would not reasonably be expected to result in an Acquirer Material Adverse Effect; or

(c) conflict with or constitute (with due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any material written contract that is legally binding by which Acquirer or any of its properties or assets is bound, except such conflicts or defaults (or rights of termination, cancellation or acceleration) which would not reasonably be expected to have an Acquirer Material Adverse Effect.

Section 4.4 Litigation. There are no pending or, to Acquirer’s Knowledge, threatened, Actions against Acquirer, at law or in equity, or before or by any Governmental Authority, in each case which would reasonably be expected to have an Acquirer Material Adverse Effect.

Section 4.5 Consents and Approvals. No filing, application or registration with, or consent, authorization or approval of or other action by, any third Person is, or will be, necessary for the valid execution and delivery by Acquirer of this Agreement or the other Transaction Documents to which it is a party, the performance by Acquirer of its obligations hereunder or thereunder or the consummation by Acquirer of the Contemplated Transactions, except where the failure to make or obtain such filings, applications, registrations, consents, authorizations or approvals would not reasonably be expected to have an Acquirer Material Adverse Effect.

Section 4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Contributor in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Acquirer.

Section 4.7 Valid Issuance of Units.

(a) The New DM Units and the limited partner interests represented thereby will be duly authorized by Acquirer pursuant to the DM Partnership Agreement prior to the Closing Date and, when issued and delivered to Contributor in accordance with the terms of this Agreement, will be validly issued, fully paid (to the extent required by the DM Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and will be free of any and all Liens and restrictions on transfer, other than (i)restrictions on transfer under the DM Partnership Agreement, this Agreement or applicable state and federal securities Laws, (ii) such Liens as are created by Contributor and (iii) such Liens as arise under the DM Partnership Agreement or the Delaware LP Act; and

(b) Except for any such preemptive rights that have been waived or set forth in the DM Partnership Agreement, there are no persons entitled to statutory, preemptive or other similar contractual rights to subscribe for the New DM Units; and, except (i)

pursuant to this Agreement, (ii) for the DM Convertible Preferred Units and DM Common Units to be issued pursuant by the Unit Purchase Agreement, (iii) for the DM Common Units to be issued pursuant to the Underwriting Agreement, (iv) for awards issued pursuant to Acquirer’s long-term incentive plans or (v) as disclosed in the DM SEC Documents (as defined in the Unit Purchase Agreement), no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, partnership securities or ownership interests in Acquirer are outstanding.

Section 4.8 No Other Representations. Except as set forth in this Article IV, Acquirer makes no other representations or warranties.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Conduct of Business.

(a) Between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Closing Date (such period, the “Interim Period”), except (i) as otherwise expressly contemplated by this Agreement, (ii) as required by Law, (iii) as required by or pursuant to any Company Material Contract, or (iv) with the prior written consent of Acquirer (which consent shall not be unreasonably withheld, delayed or conditioned), Contributor shall in good faith exercise all rights and powers available to it to cause the Company and the Company Subsidiaries:

(i) to operate the business of the Company and the Company Subsidiaries in the ordinary course consistent with past practices;

(ii) not to make any material change in the conduct of their respective businesses;

(iii) other than in the ordinary course of business, not to enter into any Company Material Contract or terminate, amend or breach in any material respect any Company Material Contract to which it is a party or waive any material rights under any Company Material Contract to which it is a party;

(iv) not to sell, assign, transfer, abandon, lease or otherwise dispose of assets having a fair market value in excess of $5,000,000 in the aggregate;

(v) not to incur, assume or guarantee any indebtedness;

(vi) not to grant any security interest in, or pledge, any assets of the Company or the Company Subsidiaries;

(vii) not to encumber any assets of the Company or the Company Subsidiaries as security for indebtedness;

(viii) not make any distributions other than distributions from (i) White River Hub to White River Hub’s owners (including Questar White River Hub), and (ii) distributions from any Company Subsidiary (other than Whiter River Hub) to the Company;

(ix) except as (A) required on an emergency basis or for the safety of persons or the environment or (B) in accordance with the Company Material Contracts, not to make any capital expenditure in excess of $10,000,000 in the aggregate;

(x) not to settle any claims, demands, lawsuits or state or federal regulatory proceedings for damages to the extent such settlements in the aggregate assess damages in excess of $5,000,000 (other than any claims, demands, lawsuits or proceedings to the extent insured (net of deductibles), or to the extent covered by an indemnity obligation not subject to dispute or adjustment from a solvent indemnitor);

(xi) not to make, amend or revoke any Tax elections, change or consent to any change in any method of accounting for any Tax purpose, settle or compromise any material Tax liability or refund, or extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax, in each case, except as required by applicable Law; and

(xii) not agree or commit to do any of the foregoing.

(b) During the Interim Period, Contributor shall promptly notify Acquirer in writing of:

(i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions set forth in Article VI not being satisfied on or prior to the Closing Date;

(ii) any change, event or occurrence that has had or could reasonably be expected to have a Company Material Adverse Effect; and

(iii) any material breach by Contributor of any covenant, obligation or agreement contained in this Agreement;

provided that the delivery of any notice pursuant to this Section 5.1(b) shall not limit or otherwise affect the remedies available hereunder of Contributor or the conditions set forth in Article VI.

Section 5.2 Certain Tax Matters.

(a) Except as otherwise provided in this Section 5.2, Contributor shall be responsible for all Taxes incurred by or with respect to the Company, whether resulting from the assets or operations of the Company or otherwise, for all Tax periods or portions thereof ending on or before the Closing, other than Taxes becoming due as a result of actions taken by or on behalf of Acquirer (including, for this purpose, actions taken by the Company on or after the Closing Date). In the event Acquirer pays any such Taxes, Contributor shall reimburse Acquirer therefor within 15 days after the date on which the Taxes are paid and Contributor is notified by Acquirer.

(b) Acquirer shall be responsible for all Taxes incurred by or with respect to the Company, whether resulting from the assets or operations of the Company or otherwise, for all Tax periods or portions thereof beginning after the Closing. In the event Contributor pays any such Taxes, Acquirer shall reimburse Contributor therefor within 15 days after the date on which the Taxes are paid and Acquirer is notified by Contributor.

(c) The Parties agree that whenever it is necessary for purposes of this Section 5.2 to determine the amount of any Taxes imposed or incurred by or with respect to the contribution of the Interests for a taxable period beginning before and ending after the Closing Date (a “Straddle Period”) that is allocable to the portion of the Straddle Period ending on or before the Closing Date, the determination shall be made, in the case of property or ad valorem or franchise Taxes (which are measured by, or based solely upon, capital, debt, or a combination thereof), by prorating such Taxes ratably on a per diem basis and, in the case of other Taxes, by assuming that such portion of the Straddle Period ending on or prior to the Closing Date constitutes a separate taxable period applicable to the Company and by taking into account the actual taxable events occurring during such period (except that exemptions, allowances, and deductions for a Straddle Period that are calculated on an annual or periodic basis, such as the deduction for depreciation, shall be apportioned to the period prior to and including the Closing Date ratably on a per diem basis).

(d) With respect to any Tax Return attributable to a Straddle Period that is required to be filed after the Closing Date with respect to the Company, Acquirer shall cause such Tax Return to be prepared, cause to be included in such Tax Return all items of income, gain, loss, deduction, and credit required to be included therein, furnish a copy of such Tax Return to Contributor, and cause such Tax Return to be timely filed with the appropriate Tax Authority. Acquirer shall be responsible for the timely payment of all Taxes due with respect to the period covered by such Tax Return, but shall have the right to recover from Contributor the amount of Taxes attributable to the portion of the taxable period ending on or prior to the Closing Date pursuant to Section 5.2(b).

(e) Notwithstanding the foregoing, to the extent that transfer taxes arise from the transactions contemplated by this Agreement, such transfer taxes shall be borne fifty percent (50%) by Contributor and fifty percent (50%) by Acquirer. Contributor shall pay or cause to be paid to the applicable Tax Authority any transfer taxes that are required by Law to collect and remit. Acquirer shall indemnify and hold Contributor harmless from and against its share of any such transfer taxes within thirty (30) days of Contributor’s written demand therefor. The Parties shall provide such certificates and other information and otherwise cooperate to the extent reasonably required to minimize transfer taxes.

(f) Each Party shall file, to the extent required by applicable Tax Laws, all necessary Tax Returns and other documentation with respect to all Taxes for which such Party is responsible hereunder. In addition, each Party shall provide the other Parties with such assistance as may be reasonably requested by such other Parties or otherwise required by applicable Tax Laws in connection with the preparation, execution and/or filing of any Tax Return and other related documentation, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to liability for Taxes, and each will retain and provide the requesting Party or Parties with any records or information which may be relevant to such return, audit or examination, proceedings or determination.

(g) The parties intend that for United States federal income tax purposes, (i) the contribution of the Interests shall be treated as a contribution by Contributor to Acquirer pursuant to Section 721(a) of the Code, subject to Section 707 of the Code, and (ii) the distribution of the Debt Financed Cash Consideration shall qualify as a “debt- financed transfer” under Section 1.707-5(b) of the Treasury Regulations pursuant to Section 5.3 of this Agreement. Any Cash Consideration in excess of the amount treated as a “debt-financed transfer” shall be treated (x) as a reimbursement of Contributor’s preformation expenditures within the meaning of Section 1.707-4(d) of the Treasury Regulations to the greatest extent applicable, and (y) in a transaction subject to treatment under Section 707(a) of the Code, and its implementing Treasury Regulations, as in part a sale, and in part a contribution, by Contributor of the Interests. The Parties agree to file all Tax Returns and otherwise act at all times in a manner consistent with this intended treatment of the contribution of the Interests, the Cash Consideration, and the Acquirer Debt, including disclosing the payment of the Cash Consideration in accordance with the requirements of Section 1.707-3(c)(2) of the Treasury Regulations.

Section 5.3 Debt Financed Cash Consideration

(a) Prior to or simultaneous with the Closing and pursuant to the Term Loan Agreement, Acquirer shall use its best efforts to borrow at least $300 million of the Cash Consideration (the “Debt Financed Cash Consideration”) under indebtedness for which Contributor bears all of the economic risk of loss as defined by Treasury Regulation Section 1.752-2, in a manner such that the proceeds of such borrowing are allocable to the distribution of the Debt Financed Cash Consideration to Contributor pursuant to Treasury Regulation Section 1.707-5(b)(1) and Temporary Treasury Regulation 1.163-8T (the full amount of such borrowing, and any “refinancing” of such borrowing treated as the liability it refinances pursuant to Treasury Regulation Section 1.707-5(c), the “Acquirer Debt”).

(b) The Parties intend that, because Contributor will bear the economic risk of loss as defined by Treasury Regulation Section 1.752-2 for the entire amount of the Acquirer Debt, the entire amount of the Debt Financed Cash Consideration made to Contributor shall qualify as a “debt-financed transfer” under Treasury Regulation Section 1.707-5(b) and accordingly, such amount will not be taken into account as part of a “disguised sale” of property contributed to Acquirer under Treasury Regulations Section 1.707-3.

(c) The Parties hereby agree (and agree on behalf of their respective Affiliates) that, as of the Closing Date, the Parties (and their respective Affiliates) have no plan to repay or otherwise reduce the principal balance of the Acquirer Debt that is outstanding immediately after the Closing Date.

(d) The Parties shall act at all times in a manner consistent with the foregoing provisions of this Section 5.3, except with the prior written consent of Parent or as otherwise required by applicable Law following a final determination by the U.S. Internal Revenue Service or a Governmental Authority with competent jurisdiction.

Section 5.4 Repurchase of DM Common Units. The Parties shall use their best efforts to cause 100% of the DMHC Existing Units to be repurchased by Acquirer on the Closing Date in exchange for a cash payment from Acquirer equal to the number of DMHC Existing Units multiplied by the volume-weighted average trading price of a DM Common Unit on the New York Stock Exchange for the 10-day trading period ending on the trading day immediately preceding the Closing Date.

Section 5.5 Personnel and Services. Parent shall use its best efforts to make arrangements reasonably satisfactory to Acquirer that provide Acquirer with access to ongoing personnel and related services from QPC Services Company or other Affiliates of Parent, on terms consistent with the projections provided to the Acquirer Conflicts Committee as part of the Acquirer Conflicts Committee’s evaluation of this Agreement and the transactions contemplated hereby, that are reasonably necessary or appropriate to replace the services being performed by the employees of the Company and each Company Subsidiary as of the Effective Date.

Section 5.6 Further Assurances; Financing Cooperation.

(a) At any time or from time to time after the Effective Date and without further consideration, as and when requested by any Party, the requested Party shall use commercially reasonable efforts to take or to cause to be taken, all action and to do, or cause to be done, or to execute and deliver, or cause to be executed and delivered, all such further instruments of contribution, transfer, conveyance, assignment, novation, confirmation or other documents, and shall take, or cause to be taken, all such further or other actions, as such requesting Party may reasonably deem necessary, proper or advisable to consummate the Contemplated Transactions, as promptly as practicable or sooner as required by this Agreement.

(b) Contributor shall, and shall cause the Company and each Company Subsidiary to, provide commercially reasonable assistance with the preparation of and any discussions regarding the business, financial statements, and management discussion and analysis of Contributor, the Company and each Company Subsidiary, all for use in connection with the Transaction Financings, where Acquirer reasonably determines, in consultation with Parent, that the inclusion of such information is required or desirable.

ARTICLE VI

CLOSING

Section 6.1 Time and Place of Closing. The closing of the contribution by Contributor, and the acceptance by Acquirer, of the Interests (the “Closing”) shall take place on the first day of the calendar month that is at least two (2) Business Days after all of the conditions contained in Sections 6.2 and 6.3 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions); provided that, notwithstanding the foregoing, the Closing may take place electronically or at such place, at such other time, or on such other date as the Parties may mutually agree in writing (the date on which the Closing occurs being herein referred to as the “Closing Date”). The Closing shall be effective as of 12:00:01 a.m. eastern prevailing time on the Closing Date.

Section 6.2 Contributor Conditions Precedent to Closing. The obligations of Contributor to transfer the Interests and to take the other actions required to be taken by Contributor at the Closing under this Agreement shall be subject to the satisfaction (or waiver by Contributor in writing), at or before the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Acquirer contained in Article IV of this Agreement shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date with the same effect as though made on and as of such date (unless any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all respects on and as of such earlier date).

(b) Performance. Acquirer shall have performed and complied, in all material respects, with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Acquirer at or before the Closing.

(c) No Law; Action. No Law shall have been enacted, issued, promulgated, enforced or entered which is in effect and has the effect of making the Contemplated Transactions illegal, otherwise restraining or prohibiting consummation of the Contemplated Transactions, and no Action by a Governmental Authority shall be pending that seeks to prohibit or delay the consummation of, and no Action by a Governmental Authority shall be pending or threatened in writing that seeks to challenge the validity of, the Contemplated Transactions.

(d) Closing Deliverables. Contributor shall have received all the items set forth in Section 6.4(b) in form and substance reasonably satisfactory to Contributor.

(e) NYSE Listing. The New DM Common Units shall have been approved for listing on The New York Stock Exchange, subject to official notice of issuance.

(f) Repurchase and Repayment. Prior to or simultaneously with the Closing, Acquirer shall have (i) repurchased 100% of the DMHC Existing Units, and (ii) repaid all of its outstanding indebtedness payable to DMHC II pursuant to the promissory note dated April 1, 2015 executed by the Acquirer.

(g) Outside Date. The Closing shall have occurred no later than December 31, 2016.

Section 6.3 Acquirer Conditions Precedent to Closing. The obligations of Acquirer to acquire the Interests and to take the other actions required to be taken by Acquirer at the Closing under this Agreement shall be subject to the satisfaction (or waiver by Acquirer in writing), at or before the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Contributor Parties contained in Article III of this Agreement shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date with the same effect as though made on and as of such date (unless any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all respects on and as of such earlier date).

(b) Performance. Each Contributor Party shall have performed and complied, in all material respects, with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by such Contributor Party at or before the Closing.

(c) No Law; Action. No Law shall have been enacted, issued, promulgated, enforced or entered which is in effect and has the effect of making the Contemplated Transactions illegal, otherwise restraining or prohibiting consummation of the Contemplated Transactions, and no Action by a Governmental Authority shall be pending that seeks to prohibit or delay the consummation of, and no Action by a Governmental Authority shall be pending or threatened in writing that seeks to challenge the validity of, the Contemplated Transactions.

(d) No Material Adverse Effect. From the Effective Date, there shall not have occurred and be outstanding any Material Adverse Effect, nor shall any event or events have occurred and be outstanding that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect.

(e) Closing of the Transaction Financings. The closing and consummation of the Transaction Financings shall have occurred or be occurring simultaneously with the Closing hereunder.

(f) Debt Financed Cash Consideration. Acquirer shall have borrowed the Debt Financed Cash Consideration.

(g) Company Debt. The aggregate principal amount of the Company’s outstanding indebtedness shall not be greater than $435 million.

(h) Personnel and Services. Parent shall have made arrangements reasonably satisfactory to Acquirer that provide Acquirer with access to ongoing personnel and related services from QPC Services Company or other Affiliates of Parent, on terms consistent with the projections provided to the Acquirer Conflicts Committee as part of the Acquirer Conflicts Committee’s evaluation of this Agreement and the transactions contemplated hereby, that are reasonably necessary or appropriate to replace the services being performed by the employees of the Company and each Company Subsidiary as of the Effective Date.

(i) Closing Deliverables. Acquirer shall have received all the items set forth in Section 6.4(a) in form and substance reasonably satisfactory to Acquirer.

(j) Outside Date. The Closing shall have occurred no later than December 31, 2016.

Section 6.4 Deliveries. At the Closing:

(a) Contributor will deliver, or cause to be delivered, the following to Acquirer:

(i) a counterpart to the Assignment of Membership Interests, duly executed by Contributor;

(ii) certificates of good standing of Contributor, the Company and each Company Subsidiary, or equivalent certificates, each issued within 15 days prior to the Closing Date by the Secretary of State (or equivalent Governmental Authority) of each such entity’s jurisdiction of organization;

(iii) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Contributor, certifying that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied; and

(iv) an executed statement described in Treasury Regulation section 1.1445-2(b)(2) certifying that Contributor is neither a disregarded entity nor a foreign person within the meaning of the Code and the Treasury Regulations.

(b) Acquirer will deliver or issue, or cause to be delivered or issued, the following to Contributor:

(i) the New DM Convertible Preferred Units;

(ii) the New DM Common Units;

(iii) the Cash Consideration as required by Section 2.2(c) of this Agreement;

(iv) a counterpart to the Assignment of Membership Interests, duly executed by Acquirer;

(v) a certificate of good standing or equivalent certificate of Acquirer, issued within 15 days prior to the Closing Date by the Secretary of State of the State of Delaware; and

(vi) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Acquirer, certifying that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Indemnification.

(a) Indemnification by the Contributor Parties. Subject to the limitations set forth in this Article VII, from and after the Closing, the Contributor Parties shall, jointly and severally, indemnify, defend and hold harmless Acquirer, its Affiliates and each of their respective stockholders, members, partners, managers, officers, directors, employees, consultants, agents and representatives (the “Acquirer Indemnified Parties”), from any and all Adverse Consequences actually incurred or paid by an Acquirer Indemnified Party as a result of (i) any breach of the representations and warranties of the Contributor Parties or (ii) any Taxes for which Contributor is responsible hereunder.

(b) Indemnification by Acquirer. Subject to the limitations set forth in this Article VII, from and after the Closing, Acquirer shall indemnify, defend and hold harmless Contributor, its Affiliates and each of their respective stockholders, members, partners, managers, officers, directors, employees, consultants, agents and representatives (the “Contributor Indemnified Parties”), from any and all Adverse Consequences actually incurred or paid by a Contributor Indemnified Party as a result of (i) any breach of the representations and warranties of Acquirer or (ii) any Taxes for which Acquirer is responsible hereunder.

Section 7.2 Survival. Except as otherwise provided in this Section 7.2, the liability of the Contributor Parties and the Acquirer for the breach of any of the representations and warranties in this Agreement (other than the Basic Representations) or in any instrument delivered pursuant to this Agreement shall be limited to claims for which written notice is delivered to the Contributor Parties or the Acquirer, as applicable, on or before the date that is twelve (12) months after the Closing Date, after which all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at Law (including at common law or by statute) or in equity) with respect thereto shall terminate; provided, however, that the representations and warranties set forth in Section 3.1 through Section 3.7, Section 3.15, Section 3.16, Section 4.1 and Section 4.2 hereunder (collectively, the “Basic Representations”) shall survive the execution and delivery of this Agreement for a period of eighteen (18) months after the Closing. The covenants and agreements of the Parties to be performed or complied with after the Closing shall survive for a period of 30 days after their expiration in accordance with their terms.

Section 7.3 Limitation of Claims. Notwithstanding anything to the contrary contained herein:

(a) The maximum aggregate liability of the Contributor Parties or the Acquirer under this Agreement shall not exceed an amount equal to the Consideration (the “Basic Cap”).

(b) To the extent the Acquirer Indemnified Parties or the Contributor Indemnified Parties are entitled to indemnification for damages pursuant to Section 7.1(a)(i) or Section 7.1(b)(i) (but, in each case, not including damages for breaches of Basic Representations), respectively, the Contributor Parties or the Acquirer, as the case may be, shall not be liable for those damages unless the aggregate amount of damages exceeds an amount equal to 0.5% of the Consideration (the “Deductible”), and then only to the extent of any such excess; provided, however, that neither the Contributor Parties nor the Acquirer shall be liable for damages pursuant to Section 7.1(a)(i) or Section 7.1(b)(i) (but, in each case, not including damages for breaches of Basic Representations), respectively, that exceed, in the aggregate, an amount equal to 20.0% of the Consideration (the “Supplemental Cap”). For the avoidance of doubt, each of the Acquirer Indemnified Parties and the Contributor Indemnified Parties, as the case may be, shall be entitled to indemnification for damages (x) pursuant to Section 7.1(a)(ii) or Section 7.1(b)(ii) without regard to the Deductible or the Supplemental Cap, but subject to the Basic Cap, and (y) pursuant to Section 7.1(a)(i) or Section 7.1(b)(i) for breaches of Basic Representations without regard to the Deductible or the Supplemental Cap, but subject to the Basic Cap.

(c) IN NO EVENT SHALL ANY PARTY BE RESPONSIBLE OR LIABLE FOR ANY PUNITIVE, EXEMPLARY OR SPECULATIVE DAMAGES, OR SPECIAL OR CONSEQUENTIAL DAMAGES (BUT ONLY TO THE EXTENT THE SAME ARE NOT DIRECT DAMAGES) ARISING UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS; PROVIDED, HOWEVER, THAT SUCH LIMITATION ON LIABILITY SHALL NOT APPLY TO ANY SUCH DAMAGES SUFFERED AS A RESULT OF THE PARTY’S FRAUD, INTENTIONAL MISREPRESENTATION OR WILLFUL MISCONDUCT.

Section 7.4 Tax Treatment of Indemnity Payments. Contributor and Acquirer agree to treat any indemnity payment made pursuant to this Article VII as an adjustment to the Consideration for Tax purposes.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated on or prior to the Closing Date as follows:

(a) by the mutual written consent of Acquirer and Contributor;

(b) by Contributor (if it is not in material breach of its representations, warranties, covenants or agreements under this Agreement), upon written notice to Acquirer, if there has been a material violation, breach or inaccuracy of any representation, warranty, covenant or agreement of Acquirer contained in this

Agreement, which violation, breach of inaccuracy would cause any of the conditions contained in Article VI not to be satisfied, and such violation, breach or inaccuracy has not been waived by Contributor or cured by Acquirer, as applicable, within twenty (20) Business Days after receipt by Acquirer of written notice thereof from Contributor or is not reasonably capable of being cured prior to the Termination Date;

(c) by Acquirer (if it is not in material breach of its representations, warranties, covenants or agreements under this Agreement), upon written notice to Contributor, if there has been a material violation, breach or inaccuracy of any representation, warranty, covenant or agreement of Contributor contained in this Agreement, which violation, breach of inaccuracy would cause any of the conditions contained in Article VI not to be satisfied, and such violation, breach or inaccuracy has not been waived by Acquirer or cured by Contributor, as applicable, within twenty (20) Business Days after receipt by Contributor of written notice thereof from Acquirer or is not reasonably capable of being cured prior to the Termination Date; or

(d) by either Party, upon written notice to the other, if the Closing shall not have occurred on or before December 31, 2016 (the “Termination Date”); provided, however, that neither Party shall be entitled to terminate this Agreement pursuant to this Section 8.1 if such Party’s willful breach of this Agreement has prevented or materially delayed the consummation of the Closing.

Section 8.2 Effect of Termination. If this Agreement is terminated in accordance with Section 8.1 prior to the Closing Date, this Agreement shall become void and of no further force and effect; provided, however, that (a) the provisions of this Section 8.2 and Article IX shall survive such termination with respect to any action required hereunder which was not complete prior to such termination and (b) nothing herein shall relieve any Party from any liability for fraud or with respect to any material breach of the provisions of this Agreement prior to such termination.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification. This Agreement may be amended, modified and supplemented only by written agreement of Acquirer, Contributor and Parent; provided, however, that notwithstanding anything to the contrary contained herein, this Section 9.1 and Sections 9.8, 9.9(c) and 9.10 may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Loan Financing Sources without the prior written consent of the Loan Financing Sources.

Section 9.2 Waiver of Compliance. Any failure of Acquirer, Contributor or Parent to comply with any obligation, covenant, agreement or condition contained herein may be expressly waived in writing by Contributor and Parent, in the event of any such failure by Acquirer, or by Acquirer, in the event of any such failure by Contributor or Parent, but such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.3 Notices. All notices and other communications with respect to this Agreement shall be in writing and shall be delivered (as applicable) by hand, by nationally recognized overnight carrier service, by facsimile, by e-mail, by first class, certified or registered mail, to the Parties at the addresses shown below, or such other address as may be designated in writing by the applicable Party. Each notice or other communication that satisfies the above requirements shall be deemed to have been properly given or delivered: (a) on the day when delivered by hand; (b) on the first Business Day after being deposited with a national overnight courier; (c) on the day when transmitted by facsimile or e-mail; or (d) on the third Business Day after being mailed by United States first class mail, certified mail or registered mail, return receipt requested, postage prepaid. A Party may elect to receive notices or communications at a different address or facsimile number by notifying the other Parties in accordance with the preceding requirements.

If to Parent, to:

Dominion Resources, Inc.

120 Tredegar Street

Richmond, Virginia 23219

Attention: Treasurer

Email: james.r.chapman@dom.com

If to Contributor, to:

QPC Holding Company

120 Tredegar Street

Richmond, Virginia 23219

Attention: Treasurer

Email: james.r.chapman@dom.com

If to Acquirer, to:

Dominion Midstream Partners, LP

c/o Dominion Midstream GP, LLC

120 Tredegar Street

Richmond, Virginia 23219

Attention: General Counsel

Email: mark.webb@dom.com

Section 9.4 Binding Nature; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, by operation of law or otherwise, by any of the Parties hereto without the prior written consent of the other Party. Any assignment in contravention of the foregoing sentence shall be null and void and without legal effect on the rights and obligations of the Parties hereunder.

Section 9.5 Entire Agreement. This Agreement, the Exhibits, and the other Transaction Documents (and, to the extent applicable, the Financing Transactions) embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein, and supersede all prior agreements and understandings among the Parties with respect to such subject matter.

Section 9.6 Expenses. Each Party shall pay its own expenses in connection with the negotiation of this Agreement, the performance of its obligations hereunder, and the consummation of the Contemplated Transactions, including, except as otherwise provided herein, the cost of legal, technical and financial consultants. Notwithstanding the foregoing, any transfer taxes shall be borne 50% by Contributor and 50% by Acquirer in accordance with Section 5.2(e).

Section 9.7 Press Releases and Announcements. No press release or other public announcement or disclosure related to this Agreement or the Contemplated Transactions (including, but not limited to, the terms and conditions of this Agreement) shall be issued or made by any Party without the prior written approval of the other Parties except as required by Law or stock exchange requirements.

Section 9.8 No Third Party Beneficiaries. Except as set forth in Article VII above, and except for the rights of the Loan Financing Sources and their respective successors, legal representatives and permitted assigns under the provisions of Sections 9.1, 9.9(c) and 9.10 and this Section 9.8, this Agreement is solely for the benefit of the Parties and their respective successors and permitted assigns, and this Agreement shall not otherwise be deemed to confer upon or give to any other Person any right, claim, cause of action, or other interest herein.

Section 9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the choice of law principles thereof. Each Party consents to the nonexclusive personal jurisdiction in any action brought in any court, federal or state, within the State of Delaware having subject matter jurisdiction arising under this Agreement, and each of the Parties hereto agrees that any action instituted by any of them against any other with respect to this Agreement may be instituted in a court, federal or state, within the State of Delaware. Each of the Parties hereto irrevocably waives the defense of an inconvenient forum to the maintenance of any such action.

(b) Each of the Parties hereto agrees (a) that this Agreement involves at least $100,000.00, and (b) that this Agreement has been entered into by the Parties hereto in express reliance upon 6 Del. C. § 2708. Each of the Parties hereto hereby irrevocably and unconditionally agrees (i) that it is and shall continue to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (ii) to the fullest extent permitted by law, that service of process may be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the U.S. Postal Service constituting evidence of valid service, and that, to the fullest extent permitted by applicable law, service made pursuant to (ii) above shall have the same legal force and effect as if served upon such Party personally within the State of Delaware.

(c) Notwithstanding anything contrary in this Agreement, each of the Parties agrees that it will not, and will not permit its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity and whether in contract or in tort or otherwise, against the Loan Financing Sources in any way related to this Agreement or any of the Contemplated Transactions (including any dispute arising out of or relating to the Transaction Financings or the performance thereof) in any forum other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan or, in either case, any appellate court thereof and in no event will any Loan Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature, except to the extent paid in connection with a claim by a third party. The parties hereto further agree that all of the provisions of Section 9.10 relating to waiver of jury trial shall also apply to any action, cause of action, claim, cross-claim or third party-claim referenced in this paragraph.

Section 9.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT A PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION RESULTING FROM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11 No Joint Venture. Nothing in this Agreement creates or is intended to create an association, trust, partnership, joint venture or other entity or similar legal relationship among the Parties, or impose a trust, partnership or fiduciary duty, obligation, or liability on or with respect to the Parties. Except as expressly provided herein, no Party is or shall act as or be the agent or representative of any other Party.

Section 9.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in order that the Contemplated Transactions be consummated as originally contemplated to the greatest extent possible.

Section 9.13 Headings; References; Interpretation. All Article and Section headings in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any of the provisions hereof. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, including, without limitation, all Schedules and Exhibits attached hereto, and not to any particular provision of this Agreement. All references herein to Articles, Sections, Schedules and Exhibits shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement and the Schedules and Exhibits attached hereto, and all such Schedules and Exhibits attached hereto are hereby incorporated herein and made a part hereof for all purposes. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural and vice versa. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation,” “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

Section 9.14 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed on the Effective Date.

DOMINION RESOURCES, INC.

By:	/s/ James R. Chapman

Name:	James R. Chapman

Title:	Senior Vice President – Mergers & Acquisitions and Treasurer

QPC HOLDING COMPANY

By:	/s/ James R. Chapman

Name:	James R. Chapman

Title:	Senior Vice President – Mergers & Acquisitions and Treasurer

DOMINION MIDSTREAM PARTNERS, LP

By:	Dominion Midstream GP, LLC
Its:	General Partner

By:	/s/ Mark F. McGettrick

Name:	Mark F. McGettrick

Title:	Executive Vice President and Chief Financial Officer

EXHIBIT A

FORM OF ASSIGNMENT OF MEMBERSHIP INTERESTS

This ASSIGNMENT OF MEMBERSHIP INTERESTS (this “Agreement”) is made and entered into as of             , 2016 (the “Closing Date”), by and between QPC HOLDING COMPANY, a Utah corporation (“Assignor”), and DOMINION MIDSTREAM PARTNERS, LP, a Delaware limited partnership (“Assignee”).

RECITALS

A. Assignor (i) is the sole member of Questar Pipeline, LLC, a Utah limited liability company (the “Company”), and (ii) is the owner of all of the issued and outstanding membership interests in the Company (the “Interests”).

B. Pursuant to and in accordance with the provisions of that certain Contribution, Conveyance and Assumption Agreement, dated as of October 28, 2016, by and among Dominion Resources, Inc., Assignor and Assignee (the “Contribution Agreement”), Assignor has agreed to contribute, convey, transfer, assign and deliver to Assignee, and Assignee has agreed to acquire and accept from Assignor, all of Assignor’s right, title and interest in and to the Interests, upon the terms and conditions set forth in the Contribution Agreement and in this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein, and of the mutual promises and covenants contained in this Agreement, the adequacy and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. All capitalized terms not otherwise defined herein have the respective meanings given to them in the Contribution Agreement.

2. Assignment. Effective as of the Closing Date:

(a) Assignor hereby contributes, conveys, transfers, assigns and delivers to Assignee all of Assignor’s right, title and interest in and to the Interests, free and clear of all Liens (the “Assignment”).

(b) Assignee hereby accepts the Assignment.

3. Effect of Assignment. Simultaneously with the Assignment, the parties hereto acknowledge and agree that:

(a) Assignor shall cease to hold any rights of any kind or nature in the Interests, and is hereby deemed to have withdrawn and resigned as a member of the Company.

(b) Assignee consents to being, and is hereby, admitted to the Company as a substitute member.

(c) Such withdrawal and resignation of Assignor and the admission of Assignee shall be deemed to have occurred simultaneously.

4. Waiver of Separate Transfer Instrument. The parties to this Agreement acknowledge and agree that their mutual execution and delivery of this Agreement shall be sufficient to evidence and effectuate the Assignment, and that they shall not require (as between them) any separate or additional instrument of transfer in connection with the Assignment.

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5. Further Assurances. On and after the Closing Date, and after giving due regard to Section 4 above, the parties hereto shall take any and all further actions, including but not limited to the execution of additional instruments or documents, that may be reasonably requested in writing by any one of them to effectuate or evidence the Assignment or the other actions expressly contemplated by this Agreement.

6. Company Operating Agreement. The parties to this Agreement acknowledge and agree that, in connection with the Assignment, Assignee shall assume Assignor’s rights and obligations under the Company’s existing operating agreement, and may enter into a new operating agreement to reflect the Assignment and such other changes as it deems appropriate.

7. Conflict with Organizational Documents. To the extent any provision of this Agreement is inconsistent with any of the Organizational Documents of the Company, the provisions of this Agreement shall control.

8. Coordination with Contribution Agreement. Assignor and Assignee acknowledge and agree that this Agreement is delivered pursuant to, and is subject to, all of the terms, conditions, and limitations set forth in the Contribution Agreement. Nothing in this Agreement shall be deemed to supersede, enlarge, or modify any of the provisions of the Contribution Agreement.

9. Miscellaneous.

(a) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(b) This Agreement shall be construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the choice of law principles thereof. Each of the parties hereto agrees (a) that this Agreement involves at least $100,000.00, and (b) that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (i) that it is and shall continue to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (ii) to the fullest extent permitted by law, that service of process may be made on such party by prepaid certified mail with a proof of mailing receipt validated by the U.S. Postal Service constituting evidence of valid service, and that, to the fullest extent permitted by applicable law, service made pursuant to (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.

(c) This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

(d) This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

QPC HOLDING COMPANY

By:

Name:

Title:

DOMINION MIDSTREAM PARTNERS, LP

By:	Dominion Midstream GP, LLC
Its:	General Partner

By:

Name:

Title:

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